DHT Holdings, Inc.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

November 26, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. J. Nolan McWilliams
Mr. Ryan Adams

Re:	DHT Holdings, Inc.
Registration Statement on Form F-3
Filed October 30, 2014
File No. 333-199697

Dear Mr. McWilliams and Mr. Adams:

We refer to the comment letter dated November 17, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form F-3 (File No. 333-199697) (the “Registration Statement”) filed by DHT Holdings, Inc. (the “Company”) with the Commission via EDGAR on October 30, 2014. The Company has today filed with the Commission, via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. This letter and Amendment No. 1 set forth the Company’s responses to the comments contained in the Comment Letter.

The heading and numbered items of this letter correspond to the heading and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Exhibit 8.1

1.
We note that counsel’s opinion is limited to the laws of the Republic of the Marshall Islands.  Please provide an opinion addressing New York law, which is the law governing the indenture.  For guidance, refer to section II.B.1.e of Staff Legal Bulletin No. 19 (Oct. 14, 2011), available at www.sec.gov/interps/legal.htm.

Response: Our special United States counsel has provided an opinion addressing New York law as Exhibit 5.2 to Amendment No. 1 to address the Staff’s comment.  Further, our Republic of the Marshall Islands counsel has provided a revised opinion as Exhibit 5.1 to Amendment No. 1 in connection with addressing the Staff’s comment.

Please contact me at +47 4129 2712 if you have any questions regarding this submission.

Sincerely,

/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.